EXHIBIT (d)(2)(S)

Unisex Endorsement

UNISEX ENDORSEMENT

The Policy to which this endorsement is attached is amended to a sex-neutral basis as follows:

The subsection "Misstatement of Age or Sex" in the General Provisions section is amended by adding the following sentence:

"No adjustment for misstatement of sex will be made if this policy was issued on a sex-neutral basis".

The subsection "Basis of Payments" in the Annuity Income Options section is amended to reflect that the calculation of payments under annuity income options 4 and 5 will be based on a 3% interest rate combined with the 1983 Table "a-G" Individual Annuity Table, projected 17 years.

AMERITAS LIFE INSURANCE CORP.

/s/	Robert John A. Sands	/s/	JoAnn M. Martin
	Secretary		President

UNI-4888